DCB FINANCIAL CORP

110 Riverbend Avenue

P.O. Box 1001

Lewis Center, Ohio

(740) 657-7930

October 5, 2012

Via Email and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Ms. Kathryn McHale

Re:	DCB Financial Corp

Registration Statement on Form S-1

Registration No. 333-182739 (the “Registration Statement”)

Dear Ms. McHale:

On July 18, 2012, DCB Financial Corp (the “Company”) filed the Registration Statement on Form S-1, which was subsequently amended under Several Pre-Effective Amendments with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company respectfully requests that the effectiveness of the Registration Statement be accelerated to Wednesday, October 10, 2012, at 4:00 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable.

By this letter, the Company recognizes its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Kimberly J. Schaefer of Vorys, Sater, Seymour and Pease LLP at (513) 723-4068, and that such effectiveness also be confirmed in writing. Please send copies of any correspondence by mail to Kimberly J. Schaefer, Vorys, Sater, Seymour and Pease LLP, 301 East Fourth Street, Suite 3500, Great American Tower, Cincinnati, OH 45202.

Very truly yours,

DCB FINANCIAL CORP

By:	/s/ John Ustaszewski
John Ustaszewski
Senior Vice President, Chief Financial Officer